
Mail Stop 4628

July 14, 2016

William Pate
President & Chief Executive Officer
Par Pacific Holdings, Inc.
One Memorial City Plaza
800 Gessner Road, Suite 875
Houston, TX 77024

> **Re:** **Par Pacific Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 17, 2016**
> **File No. 333-212107**
> **Form 10-K for Fiscal Year ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 1-36550**

Dear Mr. Pate:

We have limited our review of your registration statement to those issues we have addressed in our comments. We have also reviewed your Form 10-K and have comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Please respond to the comments on your Form 10-K within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until you also resolve all comments on your Form 10-K for the fiscal year ended December 31, 2015.

Prospectus Cover Page

2.   Please include in your next amendment all information not permitted to be omitted by Securities Act Rule 430A. We note that you have omitted the number of common shares that holders of subscription rights will be entitled to purchase per subscription right.

Selling Rightsholders, page 66

3.   We note your inclusion of a "Selling Rightsholders" table. However, the purpose of this table is unclear and the table appears to be missing certain information contemplated within the immediately preceding narrative discussion about the table. Please refer to Item 507 of Regulation S-K. Additionally, the inclusion of the Selling Rightsholders table appears inconsistent with the description of the offering throughout the prospectus. Please revise or explain.

United States Federal Income Tax Considerations, page 69

4.   We note the disclosures on page 70 that certain holders of your common stock will not recognize taxable income in connection with the receipt of the subscription rights. In this regard, the tax consequences described on pages 70-71 appear material to shareholders. We further note the statement on page 73 that certain tax matters will be passed upon for you by legal counsel. As such, please file a tax opinion on the material U.S. federal income tax consequences of the transaction. Please refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.III.A.2.

Incorporation of Certain Information by Reference, page 73

5.   We note you have incorporated by reference the Form 8-K that you filed on June 15, 2016, along with the financial statements of Hermes Consolidated, LLC, for the latest fiscal year and most recent interim period, although this does not include the pro forma financial information that would ordinarily be provided to comply with Article 11 of Regulation S-X. Please tell us your plan to provide this information.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 42

6.   We note you identify gross margin as a non-GAAP measure and define it as revenues less cost of revenues, excluding depletion, depreciation and amortization. As gross margin is a defined GAAP term, you should either retitle your measure, consistent with Item 10(e)(1)(ii)(E) of Regulation S-K, or revise your computations to include all costs of revenues in the measures that you identify as gross margin.

7.	You provide a discussion of gross margin under this section without a corresponding discussion of underlying revenues and cost of revenues. Revise your presentation to address revenues and costs of revenues, on a consolidated basis and by segment, consistent with requirements of Item 303(a) and Instruction 1 to paragraph 303(a) of Regulation S-K and the guidance in Section 501.12.b of the Financial Reporting Codification.

8.	We note that you report segment operating income (loss) as the measure utilized by your chief operating decision maker to assess performance and allocate resources in Note 19 on page F-46. We further note that you present it as the most directly comparable measure to the non-GAAP measure gross margin. In view of these factors, explain to us how you have considered addressing these segment measures of profitability in your MD&A.

9.	We note that you disclose the non-GAAP measure gross margin individually by segment, each of which represents a distinct non-GAAP measure that requires reconciliation. Accordingly, expand your reconciliation of gross margin to provide a reconciliation separate reconciliations for each segment and on a consolidated basis.

10.	When multiple factors contribute to a change in a financial statement line item between periods, please quantify the amount attributable to each material factor, consistent with Item 303(a)(3) and Instructions 2, 3 and 4 to paragraph 303(a) of Regulation S-K, and the guidance in Section 501.04 of the Financial Reporting Codification.

11.	We note your disclosures under this heading, the corresponding section of your subsequent interim report and the press releases corresponding to these periods, and have the following observations, relative to the updated Compliance and Disclosure Interpretations (C&DI), issued May 17, 2016.

> • Various tabulations and narratives result in non-GAAP measures being presented with greater prominence than GAAP measures, which is inconsistent with C&DI 102.10.
>
> • Your non-GAAP reconciliations begin with non-GAAP segment measures rather than GAAP measures, which is inconsistent with C&DI 102.10.
>
> • Your tabulation of non-GAAP segment gross margins is not preceded by any comparable tabulation of segment GAAP measures of operating income (loss), which is inconsistent with C&DI 102.10.

Please review this guidance when preparing your next periodic filing and earnings release.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, me at 202-551-3642 with any other questions.

        Sincerely,

        /s/ Loan Lauren P. Nguyen

        Loan Lauren P. Nguyen
        Legal Branch Chief
        Office of Natural Resources